Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 29, 2010 relating to the consolidated financial statements of EnteroMedics Inc. and subsidiary (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the January 1, 2009 adoption of new authoritative accounting guidance regarding the financial reporting for outstanding equity-linked financial instruments and an explanatory paragraph regarding going concern uncertainty), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009, and the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

January 28, 2011